Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

File No. of Related Registration Statement: 333-145554

From: Jessica Hanover

Sent: Friday, September 21, 2007 5:56 PM

To: FoxHollow

Subject: FoxHollow Company Update 9/21/07

Happy Friday FoxHollow!

Hope you’ve all been able to catch up on sleep after last week’s awesome BTK meeting in Chicago – from the e-mail flow, it’s clear that we’re seeing just the beginning of our impact with interventionalists and referring specialists. Next up: VIVA Las Vegas and another chance to showcase SilverHawk benefits to treating physicians.

The goal of today’s weekly integration planning update is to provide you with more visibility into one of the driving forces behind the FoxHollow-ev3 merger: the opportunity to create one of the broadest and most technologically advanced product offerings for the treatment of vascular disease. Of course all of us here at FoxHollow live and breathe SilverHawk and plaque excision – but this is a chance for you to learn more about ev3’s product lines as well. All ev3 employees will be receiving a similar communication, giving them the chance to learn about our technologies – SilverHawk, Rinspirator, The Sheath – too.

ev3 Inc.

ev3 Inc. was founded in 2000 by Dale A. Spencer, an experienced leader in the endovascular device industry, together with Warburg Pincus LLC, a global private equity firm, and The Vertical Group, L.P., an investment management and venture capital firm focused on the medical device industry. The goal was to build a global provider of products for under-innovated and emerging opportunities in the endovascular device market.

ev3 sells over 100 products consisting of over 1,000 SKUs in more than 60 countries through a direct sales force in the United States, Canada, Europe and other countries and distributors in selected other international markets. Key products from the Cardio Peripheral Division and Neurovascular Division will be highlighted below.

Cardio Peripheral Division

Stents

Peripheral stents are used in various locations in the body, including the biliary duct, which transports bile from the liver and gall bladder to the small intestines; renal arteries, which transport blood from the aorta to the kidneys; iliac, femoral and popliteal arteries, which are major arteries in the legs; subclavian arteries, which are major vessels of the upper body, originating at the aortic arch; and carotid arteries.

Protégé and EverFlex Stents. ev3’s self-expanding stent portfolio includes the Protégé Self-Expanding Stent, a “shape memory” Nitinol stent that expands to a predetermined diameter upon deployment. Nitinol is a highly flexible metal with shape retention and fatigue resistance properties. They offer a number of sizes of Protégé stents, as well as a tapered configuration for use in the carotid arteries. ev3 also manufactures and sells EverFlex stent, a unique, self-expanding Nitinol coil stent that has enhanced flexibility and resistance to fractures, which ev3 believes provides superior performance in vessels that are subjected to repeated flexing and bending.

EverFlex

ParaMount Mini and PRIMUS Balloon Expandable Stents. ev3’s balloon expandable stent portfolio includes stents that incorporate embedded tantalum markers to provide superior visualization under fluoroscopy, allowing the physician to quickly confirm the correct placement. The inclusion of markers is a unique feature in the balloon expandable stent market. ev3’s balloon expandable stents demonstrate minimal movement upon deployment, a technical advantage designed to improve accuracy of placement in the blood vessel.

Embolic Protection Product

During peripheral vascular and cardiovascular procedures, plaque and debris may dislodge or embolize, potentially blocking blood flow and damaging distal tissue. Embolic protection devices are intended to trap plaque and debris from traveling downstream, blocking off the vessel and disrupting blood flow.

SpiderFX Embolic Protection Device. The SpiderFX embolic protection device is a low-profile device featuring a unique braided Nitinol embolic filter compatible with most guidewires on the market. Filter-based embolic protection devices allow blood to continue flowing in the artery while the filter traps the debris, minimizing downstream tissue damage and improving clinical outcomes. ev3 believes that the SpiderFX family has a significant competitive advantage because it permits physicians to use their guidewire of choice. The SpiderFX is used during peripheral vascular and cardiovascular procedures in which embolic material is a risk.

SpiderFX

Carotid Stenting Solutions

Carotid artery stenting represents an emerging minimally invasive treatment option for carotid artery disease. The Protégé RX Carotid Stent System in conjunction with ev3 SpiderFX embolic protection system is indicated for the treatment of patients at high risk for adverse events from carotid endarterectomy.

Balloon Angioplasty Catheters

ev3 offers a broad portfolio of peripheral vascular balloon angioplasty catheters, which they currently purchase from Invatec pursuant to a distribution agreement. These include the Admiral Extreme, Sailor Plus and Submarine Plus and Amphirion Deep, which come in a number of lengths and sizes and are used in a variety of procedures. In the United States, these balloon catheters are cleared for non-coronary dilatation of the vascular anatomy excluding the carotid arteries.

Amphirion

Neurovascular Division

According to the American Stroke Association, there are approximately 700,000 strokes annually in the United States, making stroke the third leading cause of death and the leading cause of long-term disability. Strokes consist of either blockages (ischemic stroke) or ruptures (hemorrhagic stroke) of vessels within or leading to the brain. Acute ischemic stroke affects approximately 615,000 patients annually while hemorrhagic stroke is a less common disorder, affecting approximately 85,000 patients per year in the United States. Current interventional therapies serve primarily the hemorrhagic stroke market while technologies in development are focused on the larger and underserved ischemic stroke market. Two causes of hemorrhagic stroke are ruptures of cerebral aneurysms and arterio-venous malformations, or AVMs.

Ischemic stroke occurs when an artery to the brain is blocked. If left untreated for more than a few minutes, brain cells may die due to the lack of blood flow. Ischemic strokes can be caused by several different kinds of disease, with the most common being a narrowing of the arteries caused by atherosclerosis or gradual cholesterol deposits. If arteries become too narrow, clots may form. There are two different types of ischemic stroke: thrombotic and embolic. A thrombotic stroke occurs when arteries in the brain become blocked by the formation of a clot within the brain. Embolic strokes are the result of a clot forming in another part of the body, such as the heart or carotid artery and then traveling to the brain where it lodges and blocks blood flow. An aneurysm is a balloon-shaped structure, which forms at a weak point in a vessel wall and fills with blood. Aneurysms typically grow over time and, due to pressure placed on the wall of the aneurysm, are prone to rupture. Ruptured aneurysms typically result in death due to massive intracranial bleeding.

In an AVM, the flow of blood between arteries and veins, which normally occurs through very small capillary vessels, is shortcut by the development of a network of larger vessels connecting the arteries and veins directly. The higher blood pressure flowing directly to the veins makes these vessels highly prone to rupture.

The primary endovascular procedure for treating both aneurysms and AVMs uses a repair technique called embolization, the objective of which is to induce a blood clot, or thrombus, in the diseased vasculature. The purpose of the thrombus is to limit blood flow through the diseased vascular anatomy, thereby reducing blood pressure to a ruptured area or the likelihood of rupture in an unruptured area. The endovascular embolization of cerebral aneurysms usually involves the deployment of small coils composed of metal or a combination of metal and polymer. The endovascular embolization of AVMs usually involves the deployment of a liquid polymer or very small polymer particles.

Embolic Coils

Embolic coils are used in virtually all endovascular treatments of aneurysms and a small number of AVMs. ev3’s embolic coil products are delivered using a combination of minimally invasive guidewires, microcatheters and balloons. During an aneurysm procedure, small coils attached to a wire are passed through a delivery catheter and into the aneurysm space. The coil is then detached from the delivery wire, the wire is removed and the next coil is advanced through the catheter. This process is repeated until approximately 35 to 45% of the volume of the aneurysm is filled with coils.

Nexus Embolic Coils. The Nexus line consists of framing, filling and finishing coil offerings, allowing physicians to treat a wide range of aneurysm shapes and sizes. All Nexus coils incorporate a Nitinol filament, which offers improved shape retention and increased resistance to coil compaction. Nexus also incorporates a bioactive microfilament technology to enhance aneurysm healing. Their next generation coil, AXIUM, is in development, and includes a new, faster, safer and more effective detachment system.

Liquid Embolics

Onyx Liquid Embolic System. Onyx is ev3’s proprietary biocompatible copolymer which is delivered, in liquid form, through proprietary microcatheters to blood vessels in the brain, where it fills a vascular defect and transforms into a solid polymer cast. Onyx offers a unique form, fill and seal approach to the interventional treatment of aneurysms and AVMs associated with hemorrhagic stroke. Because Onyx is non-adhesive, and solidifies over a few minutes’ time, the injection and filling of the vascular defect can take place in a very controlled manner. When the vascular defect is completely filled with the Onyx polymer cast, the delivery catheter is removed.

FoxHollow Technologies, Inc.

FoxHollow Technologies, Inc. (www.foxhollowtech.com) was founded by Dr. John Simpson, a clinician and entrepreneur with a long track record of developing unique medical technologies. In addition to FoxHollow, Dr. Simpson was the founder of Advanced Cardiovascular Systems (acquired in 1984), Devices for Vascular Intervention (acquired in 1990) and Perclose (acquired in 1999).

FoxHollow manufactures and sells three commercially available product lines – the SilverHawk Plaque Excision System for the removal of arterial plaque in the periphery, the Rinspirator Thrombus Removal System for the removal of thrombi and debris in peripheral and coronary arteries, and the Sheath for vascular access.

SilverHawk Plaque Excision

The SilverHawk, the flagship product in FoxHollow’s portfolio, works by removing plaque that blocks arteries and interrupts blood flow, in many cases treating multiple vessels and lesions with a single device. The SilverHawk technology uses a tiny rotating blade to shave away plaque from inside the artery. As it is excised, the plaque collects in the tip of the device and then is removed from the patient.

The SilverHawk device is capable of removing significant amounts of plaque – hundreds of milligrams of plaque are routinely removed from the arteries treated with the SilverHawk. SilverHawk received FDA approval in 2003, and in the US is currently approved to treat de novo and restenotic lesions in the peripheral arteries, treating a wide range of anatomies, reaching from the common femoral (ATK) to the dorsalis pedis (BTK). It is most commonly used to treat the femoral-popliteal and tibial-peroneal arteries in the legs. FoxHollow’s current SilverHawk family includes eleven different catheters, which enable the treatment of both calcified and non-calcified lesions of any length. The catheters vary in diameter to treat a wide range of peripheral vessel sizes. The devices also vary in tip length to accommodate lesions with heavier or lighter plaque burden.

Rinspirator Thrombus Removal System

The Rinspirator is used to simultaneously rinse with physician-specified therapeutic fluids and aspirate thrombi and debris from coronary and peripheral arterial vessels, with two catheter sizes for the smaller coronary and peripheral vessels, and two catheters designed uniquely for larger peripheral vessels. Aspirating the debris prevents it from potentially moving downstream and putting patients at risk for distal embolization or future occlusions. In addition, it revolutionizes pre- and post-interventional treatment for removal of potentially harmful debris, which may not always be angiographically visible. The Rinspirator is an easy-to-use, hand-held device that provides a more effective solution for clearing blood vessels than simple aspiration catheters. The device is designed for single use and requires no capital equipment.

The Sheath

In partnership with Cook Medical, FoxHollow distributes the Sheath, which provides vascular access for use in SilverHawk procedures. The Sheath introducer provides an optimum delivery mechanism for peripheral arterial access. It is kink resistant with coil reinforced construction and the dilator tip is flexible for predictable pushability. Available in 7 and 8 French sizes and visible via radiopaque band at the distal tip, The Sheath is optimized for consistent access.

Of course in an e-mail, it’s hard to do justice to either ev3 or FHT product lines – but, pending closure of the merger, as we move forward together, there will be ample opportunity to dive deeper into our respective product portfolios, and to see in action the benefits the new combined company can provide to physicians and patients with the full spectrum of peripheral therapies.

Finally, as you know, Stacy Enxing Seng (President, ev3 Cardio-Peripheral) was one of several ev3 people to visit Redwood City this week, and as you’d expect, she had a great time here, as she explains below:

“…I had a chance this week to learn even more about the FoxHollow business plans and team, as I personally visited the facility and spent time with Dr. John Simpson, Duke Rohlen, President FoxHollow, Mike Ennen, VP of Marketing for FoxHollow and the entire marketing team. It was thrilling to see the energy and enthusiasm in Redwood City, California (the headquarters of FoxHollow) and to spend some time with the FoxHollow marketing team. Just as we have a great deal of enthusiasm for the merger, so does FoxHollow. It became apparent to me that we share more than just a vision for improving the lives of patients with vascular disease, but that we also share a “do what’s right for the patient” attitude and an energy and commitment that stands out in the field of peripheral and neurovascular.”

As Duke mentioned in his update last week, please continue to send any and all questions you may have related to the merger to ____________________. Answers may not be available immediately, but your questions will certainly help guide the integration planning team’s efforts over the next several months.

Have a great weekend!

Jessica L. Hanover, Ph.D.

Senior Director, Strategy

FoxHollow Technologies

Forward-Looking Statements

This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, the opportunity to create one of the broadest and most technologically advanced product offerings for the treatment of vascular disease, ev3’s belief that its EverFlex stent provides superior performance in vessels that are subjected to repeated flexing and bending, ev3’s belief that the SpiderFX family has a significant competitive advantage because it permits physicians to use their guidewire of choice, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and in the information/proxy statement-prospectus which forms a part of ev3’s registration on Form S-4, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, on August 17, 2007, ev3 filed a Registration Statement on Form S-4 (SEC File No. 333-145554) with the SEC that contains an information/proxy statement-prospectus. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders are be able to obtain free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus referred to above.